February 17, 2012. Larkspur, California:

Richard F. Aster, Jr., President of Aster Investment Management Company, Inc. and portfolio manager of Meridian Fund, Inc. died yesterday. He was 71.

“We are deeply saddened by the sudden and untimely passing of our esteemed colleague and friend,” said Meridian Fund Vice Chairman James Glavin.

A team of investment professionals with a combined total of over 22 years of working closely with Richard Aster at Aster Investment Management Company have assumed management responsibilities for the Funds. The current investment management team will continue to manage the Meridian Fund portfolios using the same investment philosophies, processes, discipline and standards that Aster Investment Management Company has consistently and faithfully maintained over many years.

Contact: Meridian Fund, Inc.

Shareholder Services

800 446 6662

www.meridianfund.com

Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds

for over twenty years. The Meridian Growth Fund

started in 1984, the Meridian Value Fund in 1994,

and our newest, the Meridian Equity Income Fund,

on January 31, 2005.

We believe our Investment Philosophy is a wise

way to invest.

Please take a moment to find out more about our

firm and our funds, and why you should consider

making Meridian Funds part of your investment

portfolio.

IMPORTANT ANNOUNCEMENT

Press Release, February 17, 2012. Death of Richard Aster

Richard F. Aster, Jr.

May 25, 1940-February 16, 2012

In the News

The 2011 Wall Street Transcript interview with Richard Aster

2011 Income and Capital Gain Distributions

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011

Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011

Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”.—Bloomberg Markets October 2011

Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”.—Kiplinger’s Personal Finance September 2011

Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”.—Kiplinger’s Personal Finance August 2011

Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”.—www.fool.com June 16, 2011

Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”.—money.usnews.com June 1, 2011

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”.—Financial Advisor Magazine June, 2011

Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”.—online.barrons.com April, 2011

Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”.—

LOUIS RUKEYER’S MUTUAL FUNDS April, 2011

Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”.—MarketScope Advisor March 29, 2011

Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”.—Kiplinger.com March 23, 2011

Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”.—Morningstar March 10, 2011

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds—Kiplinger’s Mutual Funds 2011 Spring 2011

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros”—Money Magazine Investor’s Guide for 2011 January/February 2011

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010

Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”—Morningstar December 2010

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge”

- Investor’s Business Daily November 2010

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds

Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by

Andrew Tanzer—Kiplinger’s Personal Finance August 2010

Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore”—Louis Rukeyser’s Mutual Funds July 2010

Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE—Louis Rukeyser’s Mutual Funds June 2010

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund”—Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin”—Money Magazine February 2010

2009 Income and Capital Gain Distributions

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years”—Kiplinger’s Personal Finance September 2009

Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide”—Dow Jones Newswires September 2009

Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”—

Louis Rukeyser’s Mutual Funds June 2009

Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll”—Forbes Magazine February 2009

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds”—SmartMoney Magazine January 2009

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King”—IR Magazine September 2007

Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love”—Kiplinger’s Mutual Funds 2007 Magazine Spring 2007

Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds”

– SmartMoney Magazine February 2007

Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” – Money Magazine January 2007

Meridian Growth Fund included in Consumer Reports List of Top Funds – Consumer Reports January 2007

The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New ‘superstar portfolio’ strategy – MarketWatch September 11, 2006

Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list—Money February 2006

Meridian Growth Fund included in Kiplinger’s TOP 15 Picks—Kiplinger’s Mutual Funds 2006

Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds—USA Today March 3, 2006

Lipper Ranks Meridian Value Fund Number One

(© 2006 REUTERS. Click for Restrictions)

Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners”

More Articles Featuring Meridian

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

February 17, 2012. Larkspur, California:

Richard F. Aster, Jr., President of Aster Investment Management Company, Inc.

and portfolio manager of Meridian Fund, Inc. died yesterday. He was 71.

“We are deeply saddened by the sudden and untimely passing of our esteemed colleague and friend,” said Meridian Fund Vice Chairman James Glavin.

A team of investment professionals with a combined total of over 22 years of working closely with Richard Aster at Aster Investment Management Company have assumed management responsibilities for the Funds. The current investment management team will continue to manage the Meridian Fund portfolios using the same investment philosophies, processes, discipline and standards that Aster

Investment Management Company has consistently and faithfully maintained over many years.

Meridian Equity Income Fund Advisor

Aster Investment Management, Inc.

60 East Sir Francis Drake Blvd.

Suite 306

Larkspur, CA 94939

Jamie England and James O’Connor serve as Co-Portfolio Managers of the Meridian Equity Income Fund.

James H. England, Jr., CFA

Formal education included an undergraduate degree in commerce from McGill University and a master’s degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. England is also a CFA charter holder. Mr. England worked for three years at The Seidler Companies, a Los Angeles-based regional brokerage firm, initially as a research associate and then as an analyst covering the consumer and retail sectors. While pursuing his master’s degree, Mr. England worked in the equity sales and trading department at Goldman, Sachs & Co. in New York. Following business school and immediately prior to joining Aster Investment Management, Mr. England spent two years at Toronto Dominion Securities as an equity derivatives trader. James H. England, Jr. joined Aster Investment Management in August, 2001.

James J. O’Connor, CFA

Formal education includes an undergraduate degree in rhetoric from UC Berkeley and a master’s degree in business administration from the Marshall School of Business at the University of Southern California. Mr. O’Conner is also a CFA charter holder. Prior to the Meridian Fund, Mr. O’Connor worked as an examiner at NASD Regulation in San Francisco for two years, then as a compliance associate at Thomas Weisel Partners in San Francisco for a year. Following business school, Mr. O’Connor worked at RBC Dain Rauscher covering electronic manufacturing services stocks in the firm’s equity research department in San Francisco. Mr.

O’Connor joined Aster Investment Management in January, 2004.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Advisor

Aster Investment Management, Inc.

60 East Sir Francis Drake Blvd.

Suite 306

Larkspur, CA 94939

Jamie England and William Tao serve as Co-Portfolio Managers of the Meridian Growth Fund. William Tao has steadily worked on the Meridian Growth Fund since he became a member of the Aster Investment Management team in 2007. Jamie England started with the Adviser in 2001.

James H. England, Jr., CFA

Formal education included an undergraduate degree in commerce from McGill University and a master’s degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. England is also a CFA charter holder. Mr. England worked for three years at The Seidler Companies, a Los Angeles-based regional brokerage firm, initially as a research associate and then as an analyst covering the consumer and retail sectors. While pursuing his master’s degree, Mr. England worked in the equity sales and trading department at Goldman, Sachs & Co. in New York. Following business school and immediately prior to joining Aster Investment Management, Mr. England spent two years at Toronto Dominion Securities as an equity derivatives trader. James H. England, Jr. joined Aster Investment Management in August, 2001.

William Tao, CFA

Formal education includes an undergraduate degree in accounting and economics from the University of Toronto and a master’s degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. Tao is a CFA charter holder. After obtaining his undergraduate degree, Mr. Tao worked as an auditor at KPMG for three years and for one year as a financial accountant at the University of Toronto Press. Following business school, Mr. Tao spent three years as a research associate with Credit Suisse First Boston in the equity valuation and semiconductor device research groups. Immediately prior to joining Aster Investment Management, Mr. Tao worked for three years as a research associate at BMO Capital Markets covering semiconductor device stocks. Mr. Tao joined Aster Investment Management in June, 2007.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Advisor

Aster Investment Management, Inc.

60 East Sir Francis Drake Blvd.

Suite 306

Larkspur, CA 94939

Jamie England and James O’Connor serve as Co-Portfolio Managers of the Meridian Value Fund. Together, they have a combined total of over 18 years experience working on the Meridian Value Fund.

James H. England, Jr., CFA

Formal education included an undergraduate degree in commerce from McGill University and a master’s degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. England is also a CFA charter holder. Mr. England worked for three years at The Seidler Companies, a Los Angeles-based regional brokerage firm, initially as a research associate and then as an analyst covering the consumer and retail sectors. While pursuing his master’s degree, Mr. England worked in the equity sales and trading department at Goldman, Sachs & Co. in New York. Following business school and immediately prior to joining Aster Investment Management, Mr. England spent two years at Toronto Dominion Securities as an equity derivatives trader. James H. England, Jr. joined Aster Investment Management in August, 2001.

James J. O’Connor, CFA

Formal education includes an undergraduate degree in rhetoric from UC Berkeley and a master’s degree in business administration from the Marshall School of Business at the University of Southern California. Mr. O’Conner is also a CFA charter holder. Prior to the Meridian Fund, Mr. O’Connor worked as an examiner at NASD Regulation in San Francisco for two years, then as a compliance associate at Thomas Weisel Partners in San Francisco for a year. Following business school, Mr. O’Connor worked at RBC Dain Rauscher covering electronic manufacturing services stocks in the firm’s equity research department in San Francisco. Mr. O’Connor joined Aster Investment Management in January, 2004.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

2011 Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Record Date: December 14, 2011 Ex-Dividend Date: December 15, 2011 Payable Date: December 15, 2011 Reinvest Date: December 15, 2011

Ticker Cusip Meridian Growth Fund MERDX 589619-10 5 Meridian Value Fund MVALX 589619-20 4 Meridian Equity Income Fund MEIFX 589619-30 3

Income Distribution $ 0.07202 $ 0.12562 $ 0.21003

Short-Term Capital Gain $ 0.01767 $— $ -

Long-Term Capital Gain $ 3.25350 $— $ -

Total $ 3.34319 $ 0.12562 $ 0.21003

U.S. Government Obligations 0.13% 0.10% 0.00%

Dated 02-17-12

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© 2000-2010 Meridian Fund, Inc. All rights reserved.